Exhibit 21.1

Subsidiaries of the Registrant

Name	State or Jurisdiction of Incorporation
Bovie Holdings Inc.	Delaware
Bovie Canada ulc*	Alberta, Canada
BVX Holdings LLC	Delaware
Aaron Medical Industries Inc.	Florida

*Wholly-owned subsidiary of Bovie Holdings Inc.